CONFORMED
================================================================================

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                          For the month of October 2005

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]        Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]   No [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

This report consists of a press release made by Bachoco Industries with the Financial Results and Operations for the three months ended September 30, 2005 and 2004 and the nine months ended September 30, 2005 and 2004. Attached hereto is a copy of the press release dated October 24, 2005.

================================================================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Industrias Bachoco, S.A. de C.V.
                                              (Registrant)


Date: October 24, 2005                        By  /s/ Daniel Salazar Ferrer, CFO
                                                  ------------------------------
                                                  Daniel Salazar Ferrer, CFO

                  BACHOCO ANNOUNCES THIRD QUARTER 2005 RESULTS

CELAYA, GUANAJUATO, MEXICO                                      OCTOBER 24, 2005

Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV:
Bachoco UBL), Mexico's leading producer and processor of poultry products, today announced unaudited results for the third quarter and first nine months ended September 30, 2005. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of September 30, 2005.

THIRD QUARTER 2005 HIGHLIGHTS:

o Bachoco achieved sales of Ps. 3,683.5 million in the quarter, 8.2% above the Ps. 3,404.4 million reported in 3Q04.

o Operating Income reached Ps. 678.5 million, more than double the Ps. 265.9 million in the comparable quarter a year ago.

o    Gross margin was 30.8% for the quarter compared to 20.1% in 3Q04.

o EBITDA reached Ps. 792.4 million, more than twice the Ps. 373.1 million achieved in the same quarter of 2004.

o The Company had an EPS of Ps. 1.74 (US$0.97 per ADS) for the quarter, compared to Ps. 0.60 (US$0.33 per ADS) in 3Q04.

COMMENTS FROM THE CEO:

     Cristobal Mondragon, CEO of Bachoco stated, "During this quarter the Mexican economy showed signs of stability, with a strong Mexican peso and low inflation. The chicken industry continued to benefit from the stable environment and flat costs in its main feed ingredients. While we did see a larger supply of birds, mainly at the end of the quarter, which pressured prices, this is a typical seasonal phenomenon and we expect the prices to return to normal levels during the fourth quarter.

     Our results improved substantially over those in the third quarter of 2004, driven mostly by results in chicken, our main product line. Operating margin was 18.4%, substantially higher than the 7.8% reached in 2Q04, particularly noteworthy as the third quarter is seasonally the weakest of the year.

     Our sales continued growing and we continued taking advantage of the favorable conditions in the industry; thanks to our focus on the business, productivity efforts and providing quality service to our customers across all distribution channels. This has allowed us to capitalize on favorable industry conditions, to grow sales and margins.

     We completed the integration of those operations acquired in the Peninsula region; and they are starting to yield good results."

     The financial profile of the Company remains strong with cash and cash equivalents of Ps. 3,574.4 million, while debt remains at historically low levels. In addition, CAPEX continues to be fully financed through internally generated resources from the Company's operations. CAPEX for this quarter was Ps. 334.1 million.

                           THIRD QUARTER 2005 RESULTS

NET SALES

Net sales for the quarter reached Ps. 3,683.5 million, an increase of 8.2% compared to Ps. 3,404.4 million reported for 3Q04. This was mainly due to increases of 11.4% in chicken sales, 9.4% in balanced feed sales, partially offset by decreases of 16.0% in egg sales and 16.0% in swine sales.

                                           3Q04        3Q05
             NET SALES BY PRODUCT LINE       %           %
             -------------------------   --------    --------
             CHICKEN                        79.38       81.75
             EGGS                           10.30        8.00
             BALANCED FEED                   6.57        6.64
             SWINE AND OTHER LINES           3.74        3.60
             TOTAL COMPANY                    100%        100%

OPERATING RESULTS

Bachoco's gross margin was 30.8% in 3Q05 compared to 20.1% in 3Q04, mainly due to an increase in price of chicken and a reduction in the unit cost of sales for our main product lines, as a consequence of productivity improvements, as well as more normalized feed ingredient costs. The Company's operating margin was 18.4%, compared to 7.8% in the same quarter of 2004. EBITDA during the quarter reached Ps. 792.4 million.

TAXES

Taxes recognized by the Company during the quarter were Ps. 124.3 million.

NET INCOME

Net income for 3Q05 was Ps. 520.9 million. Earnings per share reached Ps. 1.74, (US$0.97 per ADS) compared to Ps. 0.60 (US$0.33 per ADS) reported in the same period of 2004.

RECENT DEVELOPMENTS

The Company also reports that its facilities located in the Yucatan Peninsula suffered practically no damage from the effects of Hurricane Wilma that affected the Peninsula quite recently.

                           RESULTS BY BUSINESS SEGMENT

CHICKEN

Volume of chicken sold during the quarter increased 6.4% in comparison to the same quarter of last year. This increase was due in part to the acquisition of Grupo Sanjor in addition to productivity improvements achieved by the Company. The favorable demand and stable chicken supplies in the marketplace for much of the quarter which allowed average chicken prices to increase by 4.7% when compared to 3Q04.

TABLE EGGS

Sales of table eggs decreased 16.0% during 3Q05 as a result of a 14.4% decrease in prices when compared to the same quarter in 2004. Price decreases were due to continuing excess supply in the industry. Bachoco is working to further improve its sales mix by introducing pre-packaged products with high brand identification in an effort to increase sales volumes.

BALANCED FEED

Sales of balanced feed increased 9.4% when compared to the same quarter last year as a result of a 19.9% increase in volume, which was partially offset by an 8.7% decrease in prices when compared to the same quarter. The decrease in prices is attributable to lower feed ingredient costs.

SWINE AND OTHER LINES

Volume sold increased 0.4% while sales of swine decreased 16.0%. The decrease is a result of the 16.3% reduction in prices for swine compared to 3Q04 due to larger supplies in the Mexican market.

                        FIRST NINE MONTHS OF 2005 RESULTS

NET SALES

Net sales for the nine-month period reached Ps. 10,992.5 million, compared to Ps. 9,917.3 million reported for the same period of 2004, This change represents an increase of 10.8%, primarily driven by a.14.4% increase in sales of chicken, 0.9% in swine and 12.3% in balanced feed. The increase was partially offset by 14.8% decrease in table egg sales. The increase in total sales was mainly the result of volume increases in the main product lines, as well as price increases in chicken.

                                           FIRST       FIRST
                                           NINE        NINE
                                          MONTHS      MONTHS
             NET SALES BY PRODUCT LINE     2004        2005
             -------------------------   --------    --------
             CHICKEN                        78.38%      80.91%
             EGGS                           10.95%       8.42%
             BALANCED FEED                   6.67%       6.79%
             SWINE AND OTHER LINES           3.99%       3.91%
             TOTAL COMPANY                 100.00%        100%

OPERATING RESULTS

Bachoco's gross margin reached 30.8% during the first nine months of 2005, an important improvement when compared to the 17.0% reported in the same period of 2004. The strong improvement was attributable to a reduction in the unit cost of sales for the main product lines and better pricing in the chicken product line. The Company's operating margin was 18.7%, much better than the 4.4% experienced in the same nine-month period of 3Q04. EBITDA during the first nine months reached Ps. 2,388.0 million.

TAXES

The taxes recognized by the Company during the first nine months were Ps. 370.2 million.

NET INCOME

Net income for the nine-month period ended September 30, 2005 was Ps. 1,693.8 million. Earnings per share reached Ps. 5.65 (US$3.14 per ADS), compared to Ps.
1.13 (UD$0.63 per ADS) reported for the same period of 2004.

BALANCE SHEET

The Company maintained a healthy financial structure at the end of the third quarter of 2005. Liquidity remained solid with cash and cash equivalents of Ps. 3,574.4 million as of September 30, 2005. Debt decreased to Ps. 110.7 million as of September 30, 2005.

Capex during the nine-month period was Ps. 546.5 million, fully financed internally with resources generated by the Company's operations.

COMPANY DESCRIPTION

Industrias Bachoco S.A. de C.V. is Mexico's leading producer and processor of poultry products with over 700 production and distribution facilities throughout the country. The Company is also Mexico's second largest producer of table eggs. It sells swine to meat packers for the production of pork products and is an important player in the balanced feed industry in Mexico. The Company posted net sales of $1.19 billion USD for 2004 divided among the Company's four main product lines as follows: 78.82% chicken and chicken-related products, 6.62% balanced feed, 10.66% table eggs, and 3.90% swine and other lines.

Industrias Bachoco's shares are listed on the Mexican Stock Exchange and its American Depositary Shares (ADS) are listed on the New York Stock Exchange. One ADS represents six units each consisting of one Series B and one Series L Share. For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                             **SEE ATTACHED TABLES**

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(millions of constant pesos as of September 30, 2005, and millions of U.S. dollars, except per share data)

                                                        THREE MONTHS ENDED                     NINE MONTHS ENDED
                                               ------------------------------------   ------------------------------------
                                                 SEP 30,      SEP 30,      SEP 30,      SEP 30,      SEP 30,      SEP 30,
                                                 2005(1)       2005         2004        2005(1)       2005         2004
                                               ----------   ----------   ----------   ----------   ----------   ----------
Net Sales                                      US     341   Ps   3,684   Ps   3,404   US   1,019   Ps  10,992   Ps   9,917

Cost of Sales                                         236        2,549        2,721          705        7,610        8,234
                                               ----------   ----------   ----------   ----------   ----------   ----------
Gross Profit                                          105        1,135          684          313        3,382        1,683
Selling, general and administrative expenses           42          456          418          123        1,329        1,249
                                               ----------   ----------   ----------   ----------   ----------   ----------
Operating Income                                       63          679          266          190        2,053          434
Comprehensive Financing Cost (income)
Interest Expense (income)                              (3)         (34)         (26)         (12)        (126)         (58)
Foreign Exchange Loss (gain)                            2           24           (2)           8           84          (44)
Gain from Monetary Position                             1           16            6            2           25            7
Total Comprehensive Financing Cost (income)             1            7          (22)          (2)         (16)         (95)
Other Income Net                                       (0)          (3)         (27)          (1)         (10)         (74)
Income before Provisions for Income
                                               ----------   ----------   ----------   ----------   ----------   ----------
Tax, Employee Profit Sharing and Minority
Interest                                               62          669          261          191        2,060          456

Provisions for:
 Income Tax, Asset Tax and Employee
 Profit Sharing                                       (11)        (123)          (8)         (27)        (295)         (12)
 Deferred Income Taxes                                 (0)          (0)         (41)          (7)         (73)         (75)
                                               ----------   ----------   ----------   ----------   ----------   ----------
Income before Minority Interest                        51          545          213          157        1,692          369
Minority Interest                                      (0)          (0)          (1)          (0)          (1)           1
                                               ----------   ----------   ----------   ----------   ----------   ----------
Net Income                                             50          545          212          157        1,691          370
Effects of Bulletin E-1                                (2)         (24)         (33)           0            3          (31)
                                               ----------   ----------   ----------   ----------   ----------   ----------
Net income after Bulletin e-1                          48          521          179          157        1,694          339

Weighted Average Units Outstanding (thousand)     299,995      299,995      299,730      299,950      299,950      299,641
Net Income per Unit                                  0.97         1.74         0.60         3.14         5.65         1.13
Dividend per Unit                                       -            -            -         0.07         0.80         0.84

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.791 per U.S. dollar, the noon buying rate at September 30, 2005.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(millions of constant pesos as of September 30, 2005, and millions of U.S. dollars, except per share data)

                                                             THREE MONTHS ENDED
                                                    ------------------------------------
                                                      SEP 30,      SEP 30,      DEC 31,
                                                      2005(1)       2005         2004
                                                    ----------   ----------   ----------
ASSETS
Current Assets:
 Cash and Cash Equivalents                          US     331   Ps   3,574   Ps   2,378
 Accounts Receivable less Allowance for Doubtful
 Accounts                                                   40          437          386
 Inventories                                               198        2,133        1,653
 Other Current Assets                                       23          249          235
Total Current Assets                                       592        6,394        4,652
 Net Property, Plant and Equipment                         783        8,444        8,705
 Other Non Current Assets                                   34          366          311
Total Non Current Assets                                   816        8,810        9,016
TOTAL ASSETS                                             1,409       15,204       13,668
                                                    ----------   ----------   ----------
LIABILITIES
Current Liabilities:
 Notes Payable to Banks                                      5           56          101
 Trade Accounts Payable                                     43          467          454
 Other Accrued Liabilities                                  34          369          211
Total Current Liabilities                                   83          892          766
Long-Term Debt                                               5           55           74
Labor Obligations                                            8           83           55
Deferred Income Taxes and Others                           171        1,848        1,710
Total Long-Term Liabilities                                184        1,986        1,839
TOTAL LIABILITIES                                          267        2,878        2,605
                                                    ----------   ----------   ----------
STOCKHOLDERS' EQUITY
 Capital Stock                                             194        2,092        2,092
Premium in Public Offering of Shares                        56          603          659
 Retained Earnings                                       1,148       12,393       11,919
 Net Income for the Year                                   157        1,694          715
 Deficit from Restatement of Stockholders' Equity         (310)      (3,340)      (3,229)
Reserve for Repurchase of Shares                            21          223          156
 Minimum Seniority Premium Liability Adjustment             (8)         (91)          (1)
 Effect of Deferred Income Taxes                          (120)      (1,290)      (1,290)
Total Majority Stockholder's Equity                      1,138       12,283       11,021
Minority Interest                                            4           42           42
TOTAL STOCKHOLDERS' EQUITY                               1,142       12,325       11,063

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               1,409       15,204       13,668
                                                    ----------   ----------   ----------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.791 per U.S. dollar, the noon buying rate at September 30, 2005.

INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Financial Position (millions of constant pesos as of September 30, 2005, and millions of U.S. dollars)

                                                         Sep 30,      Sep 30,      Sep 30,
                                                         2005(1)       2005         2004
                                                       ----------   ----------   ----------
OPERATING ACTIVITIES:
Net Income                                             US$    157   Ps.  1,695   Ps.    338
Adjustments to Reconcile Net Income to Resources
Provided by Operating Activities:
Depreciation and Others                                        31          334          314
Changes in Operating Assets and Liabilities                    (7)         (74)         478
Deferred Income Taxes                                          13          138          (14)
Resources Provided by Operating Activities                    194        2,093        1,117
                                                       ----------   ----------   ----------
FINANCING ACTIVITIES:
 Increase of Capital Stock                                      0            0           (0)
 Proceeds from Long-term Debt                                  (0)          (0)           4
 Proceeds from Short-term Debt                                 11          123          290
 Repayment of Long-term Debt and Notes Payable                (17)        (185)        (268)
 Decrease in Long-term Debt in Constant Pesos                  (0)          (3)          (5)
 Cash Dividends Paid                                          (22)        (241)        (252)
Resources Provided by (Used in) Financing Activities          (28)        (305)        (231)
                                                       ----------   ----------   ----------
INVESTING ACTIVITIES:
 Acquisition of Property, Plant and Equipment                 (51)        (546)        (354)
 Minority Interest                                             (0)          (0)          (4)
 Others                                                        (4)         (45)         (46)
Resources Used in Investing Activities                        (55)        (592)        (403)
                                                       ----------   ----------   ----------
Net (Decrease) Increase in Cash and Cash Equivalents          111        1,196          482
                                                       ----------   ----------   ----------
Cash and Cash Equivalents at Beginning of Period              220        2,378        1,679

Cash and Cash Equivalents at End of Period             US$    331   Ps.  3,574   Ps.  2,161
                                                       ----------   ----------   ----------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.791 per U.S. dollar, the noon buying rate at September 30, 2005.